Dear Shareholder,
          You are cordially invited to attend a Special General Meeting of Shareholders of Elron Electronic Industries Ltd. (the “Company”) to be held at 10:00 a.m., Israel time, on April 22, 2009, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked to approve the execution by the Company of the Services Agreement (“Services Agreement”), dated as of March 19, 2009, between the Company and Discount Investment Corporation Ltd., its principal shareholder. A copy of the Services Agreement is attached to the accompanying proxy statement as Appendix A.
          For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote “FOR” the resolution specified on the enclosed form of proxy.
          We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than forty-eight hours before the meeting.
Thank you for your cooperation.

Very truly yours,

ARIE MIENTKAVICH
Chairman of the Board of Directors

Tel-Aviv, Israel
March 24, 2009

NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS
PROXY STATEMENT
BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 1 — APPROVAL OF SERVICES AGREEMENT WITH DIC

ELRON ELECTRONIC INDUSTRIES LTD.
NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS
          Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Elron Electronic Industries Ltd. (the “Company”) will be held at 10:00 a.m, Israel time, on April 22, 2009, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.
          In the Meeting, the shareholders will be asked to approve the execution by the Company of the Services Agreement (the “Services Agreement”), dated as of March 19, 2009, between the Company and Discount Investment Corporation Ltd. A copy of the Services Agreement is attached to the accompanying proxy statement as Appendix A.
          Shareholders of record at the close of business on March 23, 2009 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.
          Shareholders who are entitled to vote at the Meeting but are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 10:00 a.m., Israel time, on April 22, 2009. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be obtained from the member of the Tel Aviv Stock Exchange holding the shares for the shareholder, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.
          Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s offices at the address above. The last date for delivery of such Position Notices to the Company is April 3, 2009.

          As the Services Agreement is a transaction between the Company and its controlling shareholder, the affirmative vote of shareholders represented at the Meeting in person or by proxy and holding shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the resolution, provided that such majority either (a) includes at least one-third of the shares of shareholders voting in person or by proxy at the Meeting who do not have a personal interest in approving the transaction, or (b) the total number of the shares voted at the Meeting against the approval by shareholders who do not have a personal interest in approving the transaction does not exceed one percent (1%) of the total voting rights in the Company.
          Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

By Order of the Board of Directors,

ARIE MIENTKAVICH
Chairman of the Board of Directors

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ELRON ELECTRONIC INDUSTRIES LTD.
3 Azrieli Center
The Triangle Building, 42nd Floor
Tel-Aviv, Israel
PROXY STATEMENT
     This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value (the “Ordinary Shares”), of Elron Electronic Industries Ltd. (the “Company” or “Elron”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at a Special General Meeting of Shareholders (the “Meeting” ) to be held on April 22, 2009, at 10:00 a.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.
     It is proposed that at the Meeting, the shareholders approve the execution by the Company of the Services Agreement (the “Services Agreement”), dated as of March 19, 2009, between the Company and Discount Investment Corporation Ltd. (“DIC”). A copy of the Services Agreement is attached to this proxy statement as Appendix A.
     The Company is unaware at this time of any other matters that will come before the Meeting.
     A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least forty-eight hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.
     Proxies for use at the Meeting are being solicited by the Board. Only shareholders of record at the close of business on March 23, 2009 will be entitled to notice of and to vote at the Meeting. Proxies will be mailed to shareholders on or about March 26, 2009 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.
     On March 15, 2009, the Company had issued and outstanding 29,650,017 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding in the aggregate one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.
BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth, as of March 15, 2009, unless otherwise specified, the number of Ordinary Shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our Ordinary Shares and by all officers and directors as a group*:

		Percent of
	Number of	Ordinary
Name and Address	Ordinary Shares	Shares
Discount Investment Corporation Ltd. (1)	14,442,111	48.71%
Tel Aviv, Israel
Clal Insurance Enterprises Holdings Ltd. (2)	11,079	0.04%
Tel Aviv, Israel
All Officers and Directors as a group (3)	213,224	0.72%

*	The above table does not include 135,300 shares held for the account of provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd,. an entity controlled by IDBD.

(1)	IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of DIC and Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”). IDBH, IDBD, DIC and Clal Insurance are public companies whose ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”).
          As of March 15, 2009, IDBH was controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately 55.26% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat held, directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Ruth Manor held, directly and through a majority-owned subsidiary, approximately 13.42% of the outstanding shares of IDBH.
          Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders’ agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders’ agreement. The term of the shareholders’ agreement expires in May 2023.
          Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD’s control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of Elron’s Ordinary Shares held by DIC.
          Most of the foregoing holdings in IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance the purchase of shares of IDBH. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.
          Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal Insurance. Zehava Dankner (the mother of Nochi Dankner) is a director of IDBH, IDBD and DIC. Rona Dankner (the daughter of Nochi Dankner) is a director of Elron. Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal Insurance and Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal Insurance and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.
          DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2)	Clal Insurance is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of March 15, 2009, the other major shareholder of Clal Insurance was Bank Hapoalim B.M., which held approximately 9.95% of Clal Insurance’s shares. None of the remaining shareholders of Clal Insurance held more than 5% of its shares.
          Clal Insurance’s address is 48 Menachem Begin Rd., Tel Aviv, Israel.

(3)	This amount includes 210,000 shares underlying options that are currently exercisable or that will become exercisable within 60 days of March 15, 2009. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

ITEM 1 — APPROVAL OF SERVICES AGREEMENT WITH DIC
          Elron and DIC entered into the “Services Agreement”, pursuant to which Elron is to receive managerial and administrative services from DIC (the “Services”). The Services Agreement will be effective following, and is conditioned upon, shareholder approval at the Meeting. The Services would encompass all of the services currently performed by Elron personnel at its headquarters. In reaching its decision, Elron’s Board and Audit Committee considered the current market conditions and the need to effectively manage the operating costs of the Company. The Board took into consideration that the professional skills and experience of DIC’s management team would benefit Elron in, among other things, increasing its efficiency and saving costs in the face of the current financial crisis.
          The Services will be perfomed by persons designated by DIC and approved by Elron (the “Staff”), all of whom shall be employed or otherwise engaged by DIC, at its cost, except as described below. The Services Agreement provides that the designation of Staff persons performing functions of officers of Elron shall be as follows:
•	CEO and CFO — candidates to be proposed and appointed by Elron if approved by DIC and Elron’s Board of Directors; and

•	Comptroller, in-house General Counsel and Corporate Secretary — candidates to be proposed and appointed by Elron if approved by DIC.
          Elron will provide those Staff persons performing functions of officers of Elron with indemnification letters provided by it to its officers prior to the effective date of the Services Agreement. In addition, Elron will indemnify DIC for any amounts DIC will be required to pay as a result of any legal or administrative proceeding initiated by any third party (other than Staff persons) seeking to impose liability on DIC arising from any act or omission in performing the Services, unless such act or omission amounted to gross negligence or was done other than in good faith. Moreover, DIC will not be responsible for any act or omission of any Staff person in performing the Services unless such act or omission was made pursuant to the express instructions of DIC.
          DIC will perform the Services through a reasonably sufficient number of persons having reasonably appropriate experience and capabilities. Pursuant to the Services Agreement, Elron may instruct DIC to terminate the employment of any Staff person in providing the Services to Elron at any time and for any reason.
          Pursuant to the Services Agreement, in consideration for the Services, Elron will pay DIC an annual fee in the amount of New Israeli Shekels 4,669,500 (currently equal to approximately $1.1 million), subject to adjustment based on any increase in the Israeli Consumer Price Index.
          Under the Services Agreement, DIC has no obligation to provide Elron with any financing which may be required for any of Elron’s operations and activities.

          All expenditures (other than the costs of employing the Staff) required in the operations and activities of Elron, including the activities by DIC for Elron, will be borne by Elron at its expense. Accordingly, Elron will continue to be responsible, among others, for all costs associated with its office space, third party professional services, audit fees, customary travel expenditures and the costs of complying with listing and regulatory requirements. Elron, in its sole discretion and at its own expense, may pay special bonuses to the Staff for special contributions to Elron’s benefit. Elron will also bear any expenses incurred in connection with the termination of its current employees.
          The term of the Services Agreement is three years, subject to either party having the right to terminate it on at least 120 days prior notice if DIC is no longer the largest shareholder of Elron. Within a reasonable timeframe prior to its termination, Elron may approach any Staff person and seek to recruit such Staff person to provide services to Elron following termination of the Services Agreement.
          Elron will continue to be governed by both its Board of Directors and independent Audit Committee. While providing the Services, DIC will use its best efforts to cause Elron to comply with and implement all legal and regulatory requirements. Moreover, each Staff person assigned to any specified position will have the same authorities and responsibilities that would have been attributed to such person, and will be subject to the same duties and obligations under applicable law, as if such person had been employed directly by Elron itself in a corresponding position.
          The Services Agreement was approved by Elron’s Board of Directors and Audit Committee as required by the Israel Companies Law, 1999 (the “Companies Law”), due to the fact that the Services Agreement is a transaction between the Company and its controlling shareholder (namely — DIC). The majority of Elron’s directors are deemed by law to have a personal interest in the transaction because of their (or their relatives’) position in DIC and/or in IDBH, the parent of DIC. As permitted under the Companies Law, since the majority of the directors on the Board are deemed by law to have a personal interest in the transaction, all of Elron’s directors participated in the vote including those that are deemed interested parties in the transaction.
          In connection with the Services Agreement, based on salary levels in February 2009, Elron expects to reduce its salary and related employment costs by approximately $1.7 million, net of the fee payable under the Services Agreeement. In connection with employee terminations, Elron may incur one-time charges of up to approximately $400,000.
          A copy of the Services Agreement is attached to this proxy statement as Appendix A and the descriptions herein of the terms and conditions of the Services Agreement are qualified in their entirety by reference to Appendix A.
          It is proposed that at the Meeting, the following Resolution be adopted:

          “RESOLVED, that the execution by the Company of the Services Agreement, dated as of March 19, 2009, between the Company and Discount Investment Corporation Ltd. is hereby approved.”
          The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the Resolution, provided that such majority either (a) includes at least one-third of the shares of shareholders voting in person or by proxy at the Meeting who do not have a personal interest in approving the transaction, or (b) the total number of the shares voted at the Meeting against the approval by shareholders who do not have a personal interest in approving the transaction does not exceed one percent (1%) of the total voting rights in the Company.
The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.
          The Board of Directors is not aware of any other matter to come before the Meeting. However, if any other matter should be lawfully raised at the Meeting, the individuals designated on the enclosed proxy card will vote in accordance with their discretion.

By Order of the Board of Directors,

ARIE MIENTKAVICH
Chairman of the Board of Directors

March 24, 2009

Appendix A
This SERVICES AGREEMENT (the “Agreement”) dated as of March 19, 2009 is made between ELRON ELECTRONIC INDUSTRIES LTD., a public company incorporated and existing under the laws of the State of Israel (“Elron”) and DISCOUNT INVESTMENT CORPORATION LTD., a public company incorporated and existing under the laws of the State of Israel (“DIC”).

WHEREAS	DIC, being the major shareholder of Elron, is familiar with the business and operations of Elron; and

WHEREAS	DIC proposed to Elron that, as part of efficiency and cost saving measures of Elron, its affairs will be managed through management services to be provided to Elron by DIC pursuant to this Agreement rather than through manpower employed by Elron itself; and

WHEREAS	DIC has appropriate skills and experience to provide management services to Elron pursuant to this Agreement; and

WHEREAS	Elron is willing, for efficiency and cost saving purposes, to manage its affairs through management services to be provided by DIC pursuant to this Agreement rather than through manpower employed by Elron itself; and
NOW THEREFORE THE PARTIES HEREBY AGREE AS FOLLOWS:
1.	DIC will provide to Elron, and Elron will receive from DIC, managerial and administrative services for the current management of the affairs and day-to-day operations of Elron as set forth herein (the “Services”).

2.	The Services will be performed by DIC through persons, having reasonably appropriate experience and capabilities, to be designated by DIC for such purpose as DIC in its discretion will determine from time to time subject to the provisions forth below (the “Staff”). In this respect:
2.1	The Staff will perform on behalf of DIC all the functions and duties currently performed by Elron’s employees (other than the Chairman of Elron’s Board of Directors) and accordingly the Staff will be reasonably sufficient from time to time for such purpose.

2.2	DIC will employ or otherwise engage all Staff persons. The employment or other engagement of all such persons shall be on terms to be determined by DIC at its discretion and shall further be at DIC’s own expense and responsibility.

2.3	Elron will propose from time to time a person, having reasonably appropriate experience and capabilities, for serving as, and performing the functions of, Elron’s chief executive officer or president (or co-CEO or co-presidents, if co-sharing of this position by that person is acceptable to DIC), and that person will be appointed by Elron accordingly only if approved and employed or otherwise engaged by DIC, and only if approved by Elron’s Board of Directors.

2.4	Elron will propose from time to time a person, having reasonably appropriate experience and capabilities, for serving as, and performing the functions of, Elron’s chief financial officer, and that person will be appointed by Elron accordingly only if approved and employed or otherwise engaged by DIC, and only if approved by Elron’s Board of Directors.

2.5	Elron will propose from time to time persons, having reasonably appropriate experience and capabilities, for serving as, and performing the functions of, Elron’s comptroller, Elron’s corporate secretary, and Elron’s in-house legal counsel, respectively, and they will be appointed by Elron to such offices accordingly only if approved and employed or otherwise engaged by DIC.

2.6	DIC will designate from time to time Staff persons or other persons, having reasonably appropriate experience and capabilities, for serving on the boards of directors of Elron’s investee companies in such events and to such extent as Elron may be entitled from time to time to appoint or nominate members of such boards of directors and they will be appointed accordingly only if approved by Elron’s CEO.

2.7	Elron may instruct DIC to terminate the employment of any Staff person or other person in providing Services pursuant to this Agreement, at any time and for any reason, and in such event that person will cease to serve in such position and cease to provide Services pursuant to this Agreement.
3.	DIC undertakes, and Elron agrees, that in performing the Services:
3.1	DIC will act faithfully to and for the benefit of Elron. DIC will be responsible that the Staff will act likewise. Subject to the provisions of Section 2 hereof, DIC will allocate the necessary time and human resources for the purpose of performing its obligations and duties under this Agreement.

3.2	DIC will comply and act in accordance with, and will cause the Staff to comply and act in accordance with, all the resolutions of Elron’s Board of Directors and committees thereof adopted from time to time and, subject to the foregoing, in accordance with Elron’s articles of association and corporate governance codes in effect from time to time.

3.3	Each Staff person assigned to any specified position will have the same authorities and responsibilities that would have been attributed to such person, and will be subject to the same duties and obligations under applicable law, as if such person had been employed directly by Elron itself in a corresponding position.

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3.4	DIC will be in charge of the operation of Elron’s bank accounts and securities custody accounts under the supervision and instructions of Elron’s CFO. DIC will cause that all funds or securities delivered to Elron will be deposited in such accounts, and that all funds or securities to be delivered by Elron will be drawn from such accounts. DIC will cause that no withdrawals from such accounts will be made by the Staff other that for Elron’s purposes.

3.5	DIC will designate from time to time suitable Staff persons to act as authorized signatories of Elron (including in Elron’s bank accounts and securities custody accounts) with such authorities as DIC shall determine, and they will be appointed by Elron to such positions with such authorities accordingly if approved by Elron’s Board of Directors.

3.6	While providing the Services DIC will use its best efforts to cause that Elron will comply with and implement all requirements under any applicable law, securities authorities rules and regulations, stock exchanges rules and regulations, judicial orders and competent authorities’ instruction to which Elron may be subject from time to time.

3.7	While providing the Services DIC will use its best efforts to cause that Elron will perform its existing contractual obligations, subject to the sufficiency of funds being from time to time at Elron’s disposal. DIC will not cause Elron to enter into any new contractual relationship involving any financial obligations of Elron unless sufficient funds required to meet such financial obligation as and when due are reasonably assured to Elron or, in any case, if so instructed by Elron’s Board of Directors.
4.	DIC will have no obligation to provide to Elron any financing which may be required for any of Elron’s operations and activities.

5.	For the purpose of performing the Services, Elron will make available to DIC all the files, documents and records of Elron, in whatever form (including in any electronic or digital form), and all the office facilities (including office space, furniture, equipment and supply, information systems, communication systems, book-keeping and accounting softwares and control systems), which are and may be from time to time at Elron disposal. DIC may use the same solely for the purpose of performing the Services.

6.	Elron will provide to Staff persons performing functions of officers, indemnification letters with respect to liabilities to which they will become exposed by virtue of performing such functions. Such indemnification letters will be provided by Elron as customarily provided by it to its officers prior to the date hereof. In addition, if any legal or administrative proceeding are initiated by any third party (other than any Staff person) seeking to impose on DIC any liability arising from any act or omission done in performing the Services pursuant to this Agreement, Elron will indemnify DIC for all amounts that DIC will be required to pay as a result of such proceedings (including reasonable legal costs incurred by DIC in connection with such proceedings), unless such act or omission amounted to gross negligence or was done other than in good faith. Notwithstanding any other provision of this Agreement, as to any Staff person proposed or approved by Elron, DIC will not be

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responsible for any act or omission of such Staff person in performing the Services in accordance with this Agreement, unless such act or omission was made pursuant to express instructions of DIC to such Staff person.

7.	Except as expressly otherwise stated herein, all expenditures arising from, relating to or required for the operations and activities of Elron (including activities performed by DIC for Elron) will be borne by Elron at its expense. Without limiting the generality of the foregoing, Elron will bear at its expense all costs and expenditures relating to Elron’s office facilities and supplies; traveling (not including daily ordinary traveling), boarding and lodging of persons (including the Staff) in respect of performing specific missions for Elron; professional services of third parties requested for Elron’s use (such as professional consultancy, investment banking, valuations, surveys etc.); and auditing of Elron’s accounts. Elron, at its sole discretion, may pay through DIC, at Elron’s own expense, special bonuses for special contribution of Staff persons to Elron’s interests.

8.	Elron will terminate the employment of all its employees (other than the employment of the Chairman of its Board of Directors) with effect no later than on the Effective Date (as hereinafter defined). Elron shall be responsible for, and shall bear at its expense, all payments resulting from or connected with such termination of employments which may be due to such employees pursuant to their employment agreements and any applicable law. As of the Effective Date, DIC shall be responsible and liable for all payments, rights and obligations connected with the employment and termination of employment of Staff persons, and DIC shall be deemed the sole employer of all Staff persons, for all intents and purposes, including but not limited to purposes of labor law, tax law, tort law and corporate law.

9.	In consideration for the Services, Elron will pay to DIC a fee in the amount of NIS 4,669,500 per annum (the “Fee”), and a pro rata portion thereof for part of a year. The Fee will be paid to DIC in consecutive quarterly installments no later than at the end of each quarterly period for the same quarterly period. The amount of the Fee will be linked to the Index (as hereinafter defined) such that if the Index known on the date of actual payment on account of the Fee (the “New Index”) is higher than the Index known on the date hereof (the “Basic Index”), the amount of the Fee will be increased by the same rate of increase of the New Index above the Basic Index. For the purpose hereof: the “Index” means the Israeli Consumer Price Index as published from time to time by the Central Bureau of Statistics, or any other official index of consumer prices as may be determined and published from time to time by any Israeli competent authority in lieu of such Israeli Consumer Price; and the “Index known” on any given date means the most recent Index published prior to such date.

10.	Value Added Tax due from DIC under applicable law in respect of any payment to be made by Elron to DIC pursuant to this Agreement will be paid by Elron to DIC in addition to and together with such payment.

11.	This Agreement is conditional upon approval thereof by the corporate bodies of Elron and DIC respectively, as required by applicable law, within 60 days following the date hereof. Elron shall use its best efforts to hold within 45 days following the

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date hereof a General Meeting of its shareholders that will be requested to approve this Agreement as required by applicable law This Agreement will become effective on the third business day, or any later day within 30 days as may be mutually determined by the parties (provided such later day was approved by the corporate bodies of Elron and DIC respectively, as required by applicable law), after all such approvals will have been obtained (the “Effective Date”).

12.	The term of this Agreement shall be three years, commencing on the Effective Date.

Notwithstanding the foregoing, in the event that DIC will cease to be the largest major shareholder of Elron, each of DIC and Elron may terminate the Agreement at any time thereafter, by a written notice delivered to the other party at least 120 days in advance.

13.	DIC shall provide the Services as an independent contractor, and nothing in this Agreement shall create any employer-employee relationship between Elron and DIC or any Staff person. Should any court, or other competent authority (including but not limited to the Labor Tribunal, the Israel Tax Authority or the Israeli National Insurance Institute), deem Elron the employer of any Staff person, and consequently impose any liability (monetary or otherwise) upon Elron with respect to any Staff person, DIC will indemnify Elron and hold Elron harmless with respect to any such liability (including any reasonable legal costs incurred in connection therewith).

14.	DIC shall keep confidential and will not use (other than for Elron’s purposes) all non-public information regarding Elron, its investments, its business and its investee companies, that will come to the DIC’s knowledge as a result of performing the Services. Except as otherwise required by applicable law or any competent authority, DIC will not disclose any such information to any third party but nevertheless may disclose the same to any third party which is bound to keep such information confidential. For the avoidance of doubt, this obligation of confidentiality shall remain in effect and survive the termination of this Agreement for any reason.

15.	DIC shall be permitted to approach any person, employed by Elron on or prior to the date hereof, and seek to recruit such person for performing the Services pursuant to this Agreement. Within a reasonable time frame prior to date upon which this Agreement will terminate, Elron shall be permitted to approach any Staff person, employed by DIC at or prior to such time, and seek to recruit such Staff person to provide services to Elron following the termination of this Agreement.

16.	This Agreement shall be governed by the laws of the State of Israel.

17.	The address of each of the parties for the purposes hereof will, until modified by a written notice of such party delivered in advance to the other party, be as follows:
17.1	Elron — the Triangular Tower, 42nd floor, 3 Azrieli Center, Tel Aviv 67023;

17.2	DIC — the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023;

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IN WITNESS WHEREOF, THE PARTIES HERETO HAVE EXECUTED THIS AGREEMENT:

/s/	/s/
ELRON ELECTRONIC INDUSTRIES LTD.	DISCOUNT INVESTMENT CORPORATION LTD.

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